Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GC Plus Inc.
1804 Lee Way
Milpitas, CA 95035
http://gcplus.org

Up to $558,649.76 in Common Stock at $0.83
Minimum Target Amount: $14,999.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: GC Plus Inc.
Address: 1804 Lee Way, Milpitas, CA 95035
State of Incorporation: DE
Date Incorporated: June 28, 2021

Terms:

Equity

Offering Minimum: $14,999.76 | 18,072 shares of Common Stock
Offering Maximum: $558,649.76 | 673,072 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.83
Minimum Investment Amount (per investor): $249.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based Perks</u>

Friends and Family - Invest $249+ within the first 96 hours and receive 15% bonus shares

Super Early Bird - Invest $249+ within the first week and receive 10% bonus shares

Early Bird Bonus - Invest $249+ within the first two weeks and receive 5% bonus shares

<u>Volume-Based Perks</u>

Tier 1 Perk — Invest $500+ and receive 5% bonus shares, 5 FREE home services, and $1,000 in-app credits to access premium features.

Tier 2 Perk — Invest $1000+ and receive 10% bonus shares, 10 FREE home services, $2,500 in-app credits to access premium features, and Bronze membership.

Tier 3 Perk — Invest $2,500+ and receive 15% bonus shares, 15 FREE home services, $5,000 in-app credits to access premium features, and Silver membership.

Tier 4 Perk — Invest $5,000+ and receive 25% bonus shares, 25 FREE home services, $10,000 in-app credits to access premium features, and Gold membership.

Tier 5 Perk — Invest $10,000+ and receive 30% bonus shares, 30 FREE home services, free of life access to premium features, and Platinum membership.

Membership levels have various benefits aligned with each level (Bronze, Silver, Gold and Platinum). Throughout a year, GC Plus will run various promotions and discounts for each level type. For example, GC Plus will offer various perks for different membership levels that it would establish with the third party service providers, such as home insurance products and access to various discounts of local businesses (based on the area code).

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments

made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

GC Plus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.83 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $83. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

GC Plus, Inc. ("GC Plus" or the "Company") is a C-Corp organized under the laws of the state of Delaware. that is creating the next-generation home services marketplace. GC Plus is a 1-click on-demand marketplace for homeowners that can provide up to 3x earnings for home service technicians. No more browsing, calling, or spending time on vetting contractors for homeowners. Home service experts access hundreds of jobs in their city and make money on their terms. Our business model is simple. We plan to be taking a 25 - 50% commission on each job performed by GC Plus home service experts through the App.

Competitors and Industry

The Home Service market is large, with $600B+ in the total adjustable market alone, and the on-demand home service market size is expected to have CAGR of 16.7% for the next 7 years. This market allows us plenty of space to grow and expand our business and our market shares. Homeowners now are spending more on automation and convenience in their daily home activities.

Sources:
https://www.grandviewresearch.com/industry-analysis/online-on-demand-home-services-market-report
https://www.globenewswire.com/news-release/2022/07/14/2479819/0/en/Total-Addressable-Market-for-Home-Services-Grows-to-657B-According-to-New-Report-from-Angi.html
https://www.angi.com/research/reports/market/

For home service technicians, we believe there are no other marketplaces/platforms that utilize a directly comparable model. Other companies offer partial services and target company business owners or entrepreneurs, rather than actual technicians. GC Plus offers new opportunities that stand out from current options.

For homeowners, there are multiple companies that call themselves on-demand home service platforms, such as HomeAdvisor, Angi, Yelp, Porch, Thumbtack, and Houzz. In reality, these are simply directory services that sell leads to multiple contractors and are not one-click, on-demand home service platforms.

Only a few indirect competitors with access to technicians are trying to provide home services – examples include Handy, Fixer, and TaskRabbit. However, these companies offer limited services that can be handled by handymen mostly. This increases the risk that the job will be done incorrectly or will not comply with codes. They do not have full control over the jobs and do not provide real upfront pricing. Instead, they only offer per-hour rates without including material costs, and customers have to estimate how many hours the job might take, which is often inaccurate.

These companies address some homeowner needs, but not all of them like we do. Since these companies do not have full control over the job, they cannot completely protect homeowners from bad situations and provide transparent and stress-free service. Moreover, they do not address home service technicians' needs.

Current Stage and Roadmap

GC Plus is currently in-market with a working beta version of the App both for homeowners & technicians. We have over 1,000 signed-up technicians and over 7,000+ homeowners in our database.

In the future, we hope to be able to expand into partnerships with Housing Platforms like Airbnb and Smart Home Automation Solutions to integrate seamlessly with current home improvement workflows. After establishing trust with top brands, our plan is to also partner with Home Insurance platforms and local community partners such as property managers and residential communities for large-scale adaptation.

The Team

Officers and Directors

Name: Rafael Zeitunian

Rafael Zeitunian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Rafael is CEO of GC Plus and works approximately 40 hours a week in this role

Other business experience in the past three years:

- Employer: Grand Comfort Plumbing & HVAC
  Title: CEO
  Dates of Service: January, 2017 - January, 2021
  Responsibilities: Built sales teams and controlled work performed.

Other business experience in the past three years:

- Employer: Grand Time
  Title: Co-Founder & CEO
  Dates of Service: December, 2017 - Present
  Responsibilities: Self-employed at Grand Time and works approximately 10 hours a week in this role

Name: Maxym Sereda

Maxym Sereda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CMO, & Director
  Dates of Service: July, 2021 - Present
  Responsibilities: Responsible for marketing, branding & product development. Maxym will begin receiving a salary for his position in the project and annual bonuses for project performance & results.

Other business experience in the past three years:

- Employer: Grand Comfort Plumbing & HVAC
  Title: CEO & CMO
  Dates of Service: May, 2017 - July, 2021
  Responsibilities: Complete company operation & marketing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational platform for home service providers or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our platform for home service providers. Delays or cost overruns in the development of our platform for home service providers and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
GC Plus, Inc. was formed on 06/28/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GC Plus, Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that platform for the home service providers is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could

materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GC Plus, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GC Plus, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Labor Shortages
Finding skilled and reliable workers in the home service industry can be a challenge. Labor shortages can impact the Company's ability to meet customer demand and lead to increased labor costs.

Weather-Related Risks
Certain home services, such as outdoor maintenance and repairs, are heavily influenced by weather conditions. Extreme weather events can disrupt operations and cause delays, impacting the Company's bottom line.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Chief Executive Officer does not currently receive a salary for his role with the Company
Rafael Zeitunian, the CEO of GC Plus, Inc. (GC Plus), does not currently receive a salary for his work at GC Plus. Although Rafael is a co-founder, board director, and serves as Chief Executive Officer for GC Plus, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once the Company establishes a steady source of income of approximately monthly net revenue of $100K+, and upon approval of the board of directors, the plan is for Rafael to begin being paid a salary of $120,000 per year. However, if the Company does not raise substantial amounts or begin to generate substantial revenue, there is no guarantee Rafael will be paid a salary for his work at GC Plus.

The Chief Executive Officer currently splits his time between working for GC Plus and another company
The CEO of GC Plus, Rafael Zeitunian, currently splits his working time between managing Grand Time and GC Plus. Although Rafael intends to devote more of his time to GC Plus moving forward, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Maxym Sereda	7,800,000	Common Stock	78.0%

The Company's Securities

The Company has authorized Common Stock, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 673,072 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,500,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 600,000 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 100,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $500,000.00
Maturity Date: December 31, 2024
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Next equity financing, liquidity event or safe expiration/maturity

Material Rights

Please see the Diluation section of the Offering Memorandum for further information on how these securities' conversions may affect your investment.

Automatic Conversion. If there is an equity financing before the termination of the SAFE, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price; or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $59,350.00
Maturity Date: December 31, 2024

Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Next equity financing, liquidity event or safe expiration/maturity

Material Rights

Same as above

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, Simple Agreements for Future Equity, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $500,000.00
  Use of proceeds: Engineering costs related to the software/platform development and business development
  Date: September 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $59,350.00
  Use of proceeds: Engineering costs related to the software/platform development and business development
  Date: April 01, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,800,000
  Use of proceeds: Founders shares

Date: June 28, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2022</u>

Revenue

Revenue for fiscal year 2021 was $20,000 compared to $25,000 in fiscal year 2022.

The increase of revenue in 2022 was due to testing the monetization channel of updated functionality on the platform. We confirmed that customers admire the new functionality and are ready to pay a higher price for it.

Cost of sales

Cost of Sales for fiscal year 2021 was $11,150 compared to $12,400 in fiscal year 2022.

The decrease in cost of sales in 2022, was due to the optimization of cost structure that we implemented during that year, such as customer support expenses.

Gross margins

Gross margins for fiscal year 2021 were $8,850 compared to $12,600 in fiscal year 2022.

The increase in gross profit in 2022, was due to lower cost of sales. We managed to have a better performance during our monetization tests in 2022 due to saving on customer and sales support costs.

Expenses

Expenses for fiscal year 2021 were $172,235 compared to $681,377 in fiscal year 2022.

The increase in expenses for 2022, was due to research and development that included engineering costs associated with the development of the platform and expanding its features and functionality.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because in the past we were only testing monetization channels and at the end of 2023 we plan to start fully monetizing the platform. We envision that full monetization should dramatically increase a company's cash flow. Past cash was primarily generated through equity investments. Our goal is to generate $3M in revenue during the next 12 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 28th, 2023, the Company has capital resources available in the form of $203,174 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support business expansion, social media marketing, and software development costs in order to add additional services to the platform.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $20,000 for expenses related to salaries and general operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a monthly burn rate of $40,000 for expenses related to engineering costs, operations, R&D, and marketing. If the maximum amount is raised, the burn rate will increase as well, due to the start of various social media marketing campaigns.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Maxym Sereda
  Relationship to Company: Director, Officer & >20% Owner
  Nature / amount of interest in the transaction: $160,000 provided by Maxym Sereda & Rafael Zeitunian for product development & marketing tests.
  Material Terms: Will be repaid without interest once the Company becomes profitable and has sufficient income to reimburse these investment.

Valuation

Pre-Money Valuation: $7,055,000.00

Valuation Details:

The Company's pre-money valuation of $7 million is based on a combination of key factors.

Firstly, the Company boasts an extensive customer database with over 7,000 clients, showcasing a strong market presence and a proven ability to attract customers and generate future revenue.

Secondly, the Company has over 1,000 technicians signed up, indicating significant potential for growth and expansion, as it boasts a skilled and capable workforce ready to provide services.

Moreover, the Company has developed fully ready apps for both homeowners and technicians, providing user-friendly and convenient solutions, which contribute to the Company's competitive advantage.

In addition, the founders have invested $380,000 in the development of its products, showing the founders' commitment and belief in the venture's success.

Significantly, the Company has a lead investor who not only agrees with the $7 million valuation but is also prepared to invest $250,000 based on this valuation, further endorsing the Company's potential and financial standing.

Lastly, the Company offers proprietary products like its custom-made CRM, showcasing a dedication to innovation, operational efficiency, and the potential for additional revenue streams.

With the combination of these factors, including the strong customer base, growing workforce, ready-to-use apps, external funding, founder investment, and lead investor support, the Company believes its pre-money valuation of $7 million is well-supported and justified.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $559,3500 in Simple Agreements for Future Equity outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.76 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $558,649.76, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine
- Business Development
  30.0%
  We will use 30% of the funds raised for cost-efficient sales and marketing that will include social media ads.
- Research & Development
  13.5%
  We will use 13.5% of the funds raised on research and development in order to continuously improve our platform and add new features and functionality.
- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: software engineers, sales and marketing, customer service. Wages to be commensurate with training, experience and position.
- Operations
  20.0%
  We will use 20% of the funds for working capital to cover expenses for the initial launch and product expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://gcplus.org (gcplus.org/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gcplus

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GC Plus Inc.

[See attached]

GC PLUS INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GC Plus Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of GC Plus Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of GC Plus Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 10, 2022

GC PLUS INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

		2021	2020
CURRENT ASSETS			
Cash and cash equivalents	$	37	N/A
TOTAL CURRENT ASSETS		37	N/A
OTHER ASSETS			
Software development costs		177,840	N/A
TOTAL ASSETS	$	177,877	N/A

LIABILITIES AND SHAREHOLDERS' EQUITY

		2021	2020
CURRENT LIABILITIES			
Accounts payable	$	-	N/A
TOTAL CURRENT LIABILITIES		-	N/A
LONG-TERM LIABILITIES			
Warrant liability		6	N/A
TOTAL LONG-TERM LIABILITIES		6	N/A
TOTAL LIABILITIES		6	N/A
SHAREHOLDERS' EQUITY			
Common stock, see note 4		78	N/A
Additional paid-in capital		341,184	N/A
Accumulated deficit		(163,391)	N/A
TOTAL SHAREHOLDERS' EQUITY		177,871	N/A
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	177,877	N/A

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 20,000	N/A
COST OF GOODS SOLD	11,150	N/A
GROSS PROFIT	8,850	N/A
OPERATING EXPENSES		
Amortization expense	2,160	N/A
General and administrative	16,075	N/A
Sales and marketing	154,000	N/A
TOTAL OPERATING EXPENSES	172,235	N/A
NET OPERATING LOSS	(163,385)	N/A
OTHER INCOME/(EXPENSES)		
Loss on issuance of warrants	(6)	N/A
TOTAL OTHER INCOME/(EXPENSES)	(6)	N/A
NET LOSS	$ (163,391)	N/A

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	N/A	N/A	N/A	N/A	N/A
Net income	N/A	N/A	N/A	N/A	N/A
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ -	$ -	$ -
Issuance of common stock	7,800,000	78	341,184	-	$ 341,262
Distributions	-	-	-	-	$ -
Net loss	-	-	-	(163,391)	$ (163,391)
ENDING BALANCE, DECEMBER 31, 2021	**7,800,000**	**$ 78**	**$ 341,184**	**$ (163,391)**	**$ 177,871**

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (163,391)	N/A
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	2,160	N/A
Loss on issuance of warrants	6	N/A
Increase (decrease) in liabilities:		
Accounts payable	-	N/A
CASH USED FOR OPERATING ACTIVITIES	(161,225)	N/A
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for software development	(180,000)	N/A
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(180,000)	N/A
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	341,262	N/A
Distributions	-	N/A
CASH PROVIDED BY FINANCING ACTIVITIES	341,262	N/A
NET INCREASE IN CASH	37	N/A
CASH AT BEGINNING OF YEAR	-	N/A
CASH AT END OF YEAR	$ 37	N/A
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
(unaudited)

1. **Summary of Significant Accounting Policies**

The Company
GC Plus Inc. (the "Company") was incorporated in the State of Delaware on June 28, 2021. The Company specializes in a mobile application that connects homeowners and licensed plumbers the ability to connect in a single click. Additionally, the Company's mobile application is available on the Google Play Store and Apple App Store.

Going Concern
Since Inception, the Company has relied on funds the sale of common stock to the founders. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the GC Plus platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2021 and recorded $2,160 in amortization expense during the year ending December 31, 2021.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, and 2020.

Income Taxes
The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

2.

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

3.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by collecting homeowners and plumbers together through a mobile application. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $8,769 and nil in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was nil.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Warrant Liability**

During 2021, the Company issued 600,000 warrants to an advisor. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.00001 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on June 28, 2031 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Stock Price	$	0.00001
Exercise Price	$	0.00001
Time to Maturity (years)		10
Annual Risk-Free Interest Rate		1.52%
Annualized Volitility		125%
Fair value of warrants	$	0.00001

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share		Fair Value	
Fair value at initial measurement date:	600,000	$	0.00001	$	6
Fair value at December 31, 2021:	600,000			$	6

See independent accountant's review report.

3. Warrant Liability (continued)

As of December 31, 2021, and 2020, the Company recorded a loss of $6 and nil, respectively, on the issuance of the warrants.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2021, and 2020, none of the warrants have been exercised.

4. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, and 2020, 7,800,000 and nil shares have been issued and are outstanding, respectively.

Equity Incentive
The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,600,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, and 2020, no shares have been issued under the Plan.

5. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on June 28, 2021 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. Subsequent Events

Managements Evaluation
The Company has evaluated subsequent events through August 10, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

GC PLUS INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GC Plus Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of GC Plus Inc., which comprise the balance sheet as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of GC Plus Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
July 26, 2023

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

GC PLUS INC.
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

	2022
CURRENT ASSETS	
Cash and cash equivalents	$ 87
TOTAL CURRENT ASSETS	87
OTHER ASSETS	
Software development costs	169,013
TOTAL ASSETS	$ 169,100

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Due to related parties	$ 160,000
TOTAL CURRENT LIABILITIES	160,000
LONG-TERM LIABILITIES	
Warrant liability	6
TOTAL LONG-TERM LIABILITIES	6
TOTAL LIABILITIES	160,006
SHAREHOLDERS' EQUITY	
Common stock, see note 5	78
Additional paid-in capital	341,184
SAFE obligations	500,000
Accumulated deficit	(832,168)
TOTAL SHAREHOLDERS' EQUITY	9,094
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 169,100

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

	2022
REVENUES	$ 25,000
COST OF GOODS SOLD	12,400
GROSS PROFIT	12,600
OPERATING EXPENSES	
Amortization expense	8,827
General and administrative	150
Management fee expense	12,400
Research and development	610,000
Sales and marketing	50,000
TOTAL OPERATING EXPENSES	681,377
NET OPERATING LOSS	(668,777)
NET LOSS	$ (668,777)

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2022	7,800,000	$ 78	$ 341,184	$ -	$ (163,391)	$ 177,871
Issuance of SAFE obligation	-	-	-	500,000	-	$ 500,000
Net loss	-	-	-	-	(668,777)	$ (668,777)
ENDING BALANCE, DECEMBER 31, 2022	**7,800,000**	**$ 78**	**$ 341,184**	**$ 500,000**	**$ (832,168)**	**$ 9,094**

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

		2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(668,777)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense		8,827
CASH USED FOR OPERATING ACTIVITIES		(659,950)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SAFE obligations		500,000
Due to related parties		160,000
CASH PROVIDED BY FINANCING ACTIVITIES		660,000
NET INCREASE IN CASH		50
CASH AT BEGINNING OF YEAR		37
CASH AT END OF YEAR	$	87
CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
GC Plus Inc. (the "Company") was incorporated in the State of Delaware on June 28, 2021. The Company specializes in a mobile application that connects homeowners and licensed plumbers the ability to connect in a single click. Additionally, the Company's mobile application is available on the Google Play Store and Apple App Store.

Going Concern
Since Inception, the Company has relied on funds from common stock issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management's estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the GC Plus platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2021 and recorded $8,827 in amortization expense during the year ending December 31, 2022.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ending December 31, 2022.

Income Taxes
The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by connecting homeowners and plumbers together through a mobile application. The Company's payments are generally collected upfront. For the year ending December 31, 2022, the Company recognized $25,000 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1. **Summary of Significant Accounting Policies (continued)**

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2022, the Company expensed a total of $110,000 of research and development costs associated with maintaining and improving their platform.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. **Warrants**

During 2021, the Company issued 600,000 warrants to shareholders and employees. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.00001 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on June 28, 2031 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are

3. Warrants (continued)

recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Warrant Calculation		
Stock Price	$	0.00001
Exercise Price	$	0.00001
Time to Maturity (years)		10
Annual Risk-Free Interest Rate		1.52%
Annualized Volitility		125%
Fair value of warrants	$	0.00001

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share		Fair Value	
Fair value at initial measurement date:	600,000	$	0.00001	$	6
Fair value at December 31, 2022:	600,000			$	6

As of December 31, 2022, the Company recorded a loss of nil in the change of fair value of the warrants.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the year ending December 31, 2022, none of the warrants have been exercised.

4. Due to Related Parties

During 2022, the majority shareholders of the Company have provided funds to the Company for a total of $160,000. The payable carries no interest, minimum monthly payment or maturity date. Due to management's uncertainty on the payback date, they have elected to classify it as a current liability.

5. Equity

Common Stock
Under the Company's articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2022, 7,800,000 shares have been issued and are outstanding.

5. Equity (continued)

Equity Incentive

The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,600,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2022, no shares have been issued under the Plan.

Crowdfunding Offering

The Company is currently offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline of April 30, 2023, in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee and reimbursements for any out-of-pocket third-party expenses it pays or incudes on behalf of the Company in connection with the offering.

SAFE Obligations

During 2022, the Company issued one Simple Agreements for Future Equity ("SAFEs") for $500,000, as of December 31, 2022. The agreement states if there is an equity financing before the termination of the SAFE, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a pre-money valuation cap of $5,000,000 with a 20% discount rate.

If the Next Equity Financing Conversion has not occurred prior to December 31, 2024, the Investor will automatically receive, immediately prior to the Safe Expiration Date, a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

As of December 31, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022 is consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2022.

6. Going Concern

These financial statements are prepared on a going concern basis. The Company was incorporated on June 28, 2021, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. Subsequent Events

Crowdfunding Offering/Issuance of SAFE

In April 2023, the Company closed its crowdfunding campaign with Wefunder after successfully raising $59,350 from 21 investors. In exchange for the investment, the Company issued a Simple Agreement for Future Equity ("SAFE") for $59,350. Fees of 7.5% were taken out of the cash deposit for commission expense. The SAFE has a post-money valuation cap of $7,000,000 and discount rate of 80%.

Managements Evaluation

The Company has evaluated subsequent events through July 26, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF GC PLUS

Next Generation Home Services Platform Powered by AI

GC Plus is an innovative home services platform leveraging advanced automation and artificial intelligence to optimize tasks and services for both homeowners and ...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Invest in the Future
of Smart Living
GC+

$114,823.79 Raised

REASONS TO INVEST

- Homeowners embrace unprecedented automation, unveiling a $657B home services market. GC Plus stands at the forefront, ready to tap in.*
- With solid traction, boasting over 7,000 homeowners and a network of more than 1,000 technicians, we have successfully secured investment from prominent Bay Area VC funds and Forbes' #7 Investor, Daniel Curran.
- Our founders have amassed extensive technical knowledge & a proven track record by founding a home service company with a gross merchandise value (GMV) of $5 million.

*Source

Invest Now
$0.83 Per Share

RAISED	INVESTORS
$114,823.79	29
MIN INVEST	**VALUATION**
$249	$7.05M

THE PITCH

A One-Click, AI-Enabled, On-Demand Marketplace For All Home Services

Introducing GC Plus – a **disruptive home services platform** aimed to transform how homeowners find skilled technicians, while empowering service professionals to potentially triple their earnings.


Disrupting the home service industry with automation and AI
GC+ solves issues homeowners and technicians face every day.
Homeowners' problems
Trust Concerns
Limited Availability
Lack of Transparent Pricing
Inconsistent Service Quality
Technicians' problems
Inconsistent Job Flow
Payment Delays
Growing Competition
Challenging Marketing
GC+
A simple one-click solution for all your household labor needs

GC Plus has transformed the on-demand home services arena with its intuitive 1-click platform, harnessing the **power of AI and comprehensive automation technology**. Homeowners can now simply relax and witness their home improvement aspirations come to life.

We've **attracted over than 1,000 registered experts** in the last 12 months alone, ready to unleash their skills and capitalize on the booming home services market. With GC Plus, it's no longer about hunting for jobs; technicians have access to hundreds lucrative opportunities right within their city, elevating their opportunities to new heights.

To date, we've built a thriving **community of over 7,000 registered homeowners** who trust GC Plus to match them with the best professionals for their projects. It's a win-win situation that has seen our platform flourish.

THE PROBLEM & OUR SOLUTION

The Home Services Market Needs Innovation

GC Plus is revolutionizing how homeowners secure reliable household labor on demand. In a world where millions face the challenge of finding trustworthy services, we believe we've developed the ultimate solution. **Say goodbye to spam calls, unresponsive technicians, and exorbitant fees.**

With GC Plus, you can access a home services platform with a single click and effortlessly connect with expert technicians for all your home projects.



Challenges faced by homeowners
Spent over an hour browsing for contractors
Paid more than initially quoted
Wasn't able to get a quote in a timely manner
Received 10+ spam calls from opt-ins
Paid outrageous hourly rates for work

Home on-demand technicians, such as plumbers and handymen, confront persistent challenges. Securing steady work and clients is made even tougher by fierce competition, often leading to fluctuating incomes. Moreover, effectively marketing their skills becomes a daunting task, especially when many technicians lack the resources for proficient self-promotion.

To address this, an innovative solution has been developed to transform the industry – GC Plus. This platform offers technicians **consistent job opportunities, ensures fair compensation, and eases administrative tasks**.



Challenges faced by technicians
No ability to choose and manage clients
Often required to work overtime
Earn only 10-15% from each job
No predictable or guaranteed jobs
No opportunity for career advancement

The Solution: Unlocking Convenience for Homeowners & Empowering Prosperity for Technicians

GC Plus provides homeowners with transparent upfront pricing and immediate access to experienced local home service professionals. Enjoy peace of mind knowing that our rigorously vetted and approved technicians deliver top-notch service. We've streamlined our entire process, from recruiting technicians to completing jobs, all seamlessly managed within the app.


GC Plus Solution for
Smart Living
1 Enter ZIP code
2 Describe job & receive instant quote
3 Choose convenient date and time
4 Track technician's arrival time & job status
5 Pay securely with your phone*
*Only after the job is completed
and you are satisfied!
Hi,
Jason
How can we help you today?
You don't have any project yet!
Start a new project
Completed Jobs
Drain Cleaning
Wednesday, April 15, 2020
8:30 AM - 11:30 AM

Homeowner Testimonial


Jeniifer S.
Homeowner
01:01

**The above testimonial may not be representative of the opinions or of the experiences of other homeowners and is not a guarantee of future performance or success.*

For professional contractors, we believe GC Plus is a game-changer, offering the potential to earn up to 3x the average pay in the industry while embracing the freedom of entrepreneurship and flexible work hours. As a technician, you will be in charge of your own schedule, creating a balance that suits your unique professional aspirations.


Become Your Own Boss
Work full-time, part-time
or once in a while!
$0
Investment
3X
Potential
Earnings
100%
Freedom

Technician Testimonial


Mark
GC Plus Technician
01:22

**The above testimonial may not be representative of the opinions or of the experiences of other technicians and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

The Home Services Market is Massive, and Only Getting Bigger!



Home Service Market Size
First company that utilizes AI and full automation technology.
CAGR of 17% for home services market during 2020-2030.
Rapidly growing and dynamic sector with vast opportunities.
Future collaborations with housing giants like Airbnb and VRBO.
$657B
Total Addressable Market
$131B
Serviceable Obtainable Market

Source

We're on a mission to transform the on-demand home service sector. As a rapidly expanding and dynamic industry, its **total addressable market was valued at over $600 billion** in 2022, presenting a tremendous growth opportunity for GC Plus (Source). The remarkable annual growth of the home services market, coupled with our **solid traction of over 7,000 homeowners and more than 1,000 technicians**, marks just the start of our journey.



Our planned business model is simple
$350
Average 1 Job Ticket
GC+ Income 11%
Operational Expenses 14%
Customer acquisition cost 25%
Technician Commission 50%
$50.00
$87.50
$37.50
$175.00

Our sights are set on forging alliances with home insurance platforms and local community collaborators, underpinning our quest for market dominance. **Backed by high-profile investors and VC funds**, we're confident that GC Plus is poised to revolutionize the home services industry.

GC Plus boasts a top-tier C-Suite team that has experience growing a business. Rafael Zeitunian, our Co-Founder & CEO, in tandem with Maxym Sereda, our Co-Founder & CMO, were the driving forces behind Grand Comfort's bootstrapped growth to an impressive $5 million in gross merchandise value (GMV).


Rafael Zeitunian
Co-Founder & CEO
Maxym Sereda
Co-Founder & CMO
Bootstrapped local company to
$5M GMV
Working together for
10+ years

Alisher Mutaliyev, our Chief Technical Officer (CTO), boasts an impressive 18+ years in software engineering.

Keith Cagle, our Home Services Advisor, possesses invaluable expertise as a third-generation technician with over three decades of experience in the industry.

Daniel Curran, an investor and advisor for GC Plus, holds the prestigious rank of Forbes' #7 Silicon Valley SuperAngel/VC Investor. Having achieved over $170 million in exits and played pivotal roles in more than 176 startups – including notable named like CABIFY and Dollar Shave Club – Daniel's strategic prowess propels GC Plus to unparalleled heights.

Investor Testimonial – Daniel Curran


Forbes #7 Silicon Valley SuperAngel & VC Investor
• 8x ROI in 4 years
• 176 Startups / 42 Exits
• 1 Decacorn / 15 Unicorns
Daniel Curran
Investor & Business Advisor
01:20

**The above testimonial may not be representative of the opinions or of the experiences of other investors and is not a guarantee of future performance or success.*

WHY INVEST

Invest in the Future of the Home Services Market


Fast. Smart. Intuitive.
60s.
Booking
1 click
Auto Match
A-to-Z
Guarantee
Upfront
Detailed Quote
Flexible
Time Slots

Led by founders with **extensive industry expertise**, we are confident that our platform can dominate the home services market. With **solid traction** of over 1,000 registered technicians and 7,000+ homeowners already part of our community, we believe GC Plus is well-prepared to disrupt the industry. Supported by **high-profile investors** and VC funds, our impact is being **recognized across top-tier media outlets** such as Forbes, Entrepreneur, and Techbullion.

Invest in GC Plus and together, let's transform the way people discover reliable experts and create remarkable living spaces – reshaping the future of the home services industry!

ABOUT

HEADQUARTERS
1804 Lee Way
Milpitas, CA 95035

WEBSITE
View Site

GC Plus is an innovative home services platform leveraging advanced automation and artificial intelligence to optimize tasks and services for both homeowners and technicians.

TEAM



Rafael Zeitunian
Co-Founder, Board Member & CEO

Co-Founded and bootstrapped Grand Comfort to an impressive $5 million in gross merchandise value (GMV) within 3.5 years. Built sales team of 80+ people. Product launch and business development expert with extensive experience in scaling B2C and B2B products.



Maxym Sereda
Co-Founder, Board Member & CMO

With a decade of experience in marketing and digital advertising, rendered services to industry giants, including the e-commerce division of Lyft. As an expert in SEO and social media marketing, possesses a deep understanding of product positioning and scaling.



Alisher Mutaliyev
Head of Engineering

Software engineer with 18+ Years experience. Built and managed teams of 30+ developers.



Keith O Cagle
Home Service Technical Advisor

Third generation plumber with 30+ years of experience. Owned and successfully sold 10M+ plumbing company in Illinois.



Daniel Curran
Investor & Business Advisor

Forbes #7 Silicon Valley Super Angel/VC Investor - Strategy & Business Advisor, Serial 14X Founder & Exec, $170M in exits in 176+ startups + 15 Unicorns - CABIFY, Dollar Shave, and Cruise.



Liza Vershinina
Head of Design

Product designer with 7+ years of experience. Created UX for 20+ Series A+ startups in EdTech, FinTech, MedTech, and SaaS industries.

TERMS

GC Plus

Overview

PRICE PER SHARE
$0.83

VALUATION
$7.05M

DEADLINE
Nov 27, 2023

FUNDING GOAL
$15k - $559k

Breakdown

MIN INVESTMENT
$249

OFFERING TYPE
Equity

MAX INVESTMENT
$558,649.76

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
18,072

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
673,072

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family - Invest $249+ within the first 96 hours and receive 15% bonus shares

Super Early Bird - Invest $249+ within the first week and receive 10% bonus shares

Early Bird Bonus - Invest $249+ within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 5% bonus shares, 5 FREE home services, and $1,000 in-app credits to access premium features.

Tier 2 Perk — Invest $1000+ and receive 10% bonus shares, 10 FREE home services, $2,500 in-app credits to access premium features, and Bronze membership.

Tier 3 Perk — Invest $2,500+ and receive 15% bonus shares, 15 FREE home services, $5,000 in-app credits to access premium features, and Silver membership.

Tier 4 Perk — Invest $5,000+ and receive 25% bonus shares, 25 FREE home services, $10,000 in-app credits to access premium features, and Gold membership.

Tier 5 Perk — Invest $10,000+ and receive 30% bonus shares, 30 FREE home services, free of life access to premium features, and Platinum membership.

Membership levels have various benefits aligned with each level (Bronze, Silver, Gold and Platinum). Throughout a year, GC Plus will run various promotions and discounts for each level type. For example, GC Plus will offer various perks for different membership levels that it would establish with the third party service providers, such as home insurance products and access to various discounts of local businesses (based on the area code).

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

GC Plus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.83 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $83. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

PRESS

Entrepreneur
4 Ways To Getting More Creative With Your Customer Service

View Article

Tech Startups
Grand Comfort Plus: Revolutionizing The Plumbing Services Market

View Article

Tech Report
GC Plus: The Rising "Uber" In The Home Services Industry

View Article

Tech Bullion
5 Companies Driving the On-Demand Economy in Their Respective Industries

View Article

Forbes
Leaders, Are You Sure People Trust You?

View Article

Show More Press

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into GC Plus.

$249

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

$500

TIER 1 PERK

Invest $500+ and receive 5% bonus shares, 5 FREE home services, and $1,000 in-app credits to access premium features.

Select

$1,000

TIER 2 PERK

Invest $1000+ and receive 10% bonus shares, 10 FREE home services, $2,500 in-app credits to access premium features, and Bronze membership.

Select

$2,500

TIER 3 PERK

Invest $2,500+ and receive 15% bonus shares, 15 FREE home services, $5,000 in-app credits to access premium features, and Silver membership.

Select

$5,000

TIER 4 PERK

Invest $5,000+ and receive 25% bonus shares, 25 FREE home services, $10,000 in-app credits to access premium features, and Gold membership.

Select

$10,000

TIER 5 PERK

Invest $10,000+ and receive 30% bonus shares, 30 FREE home services, free of life access to premium features, and Platinum membership.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

David Amin
14 days ago

Nothing will stop ANGI from using your approach. There is nothing unique or patented here. I am very concerned.

0 0

Matthew Wickstrom
a month ago

Competition and Profit Concerns: ANGI (Angie's List and Home Advisor merger), 30-year growth, 4000 employees, $1B in revenue,...
Show more

1 0

Rafael Zeitunian
GC Plus • 16 days ago

Thank you for your thoughtful questions and interest in GC Plus. We appreciate the opportunity to address your concerns....
Show more

0

Eduard Novokhatskyi
a month ago

Exciting project! Could you share your growth strategy for after achieving your goal on StartEngine?

1 0

Rafael Zeitunian
GC Plus • 16 days ago

Thank you for your excitement about GC Plus! We are also excited about the future and have a number of plans in place fo...
Show more

0

Alisa Shevchenko
a month ago

I am thrilled about GC Plus. It has the potential to revolutionize the industry and offer numerous advantages to homeowners and ...
Show more

1 0

Rafael Zeitunian
GC Plus • 16 days ago

Thank you, Alisa! Your support and belief in GC Plus mean a lot to us.

0

William Tisdale
a month ago

I'm also wanting to know how you differentiate yourselves from Angi, Thumbtack, or even Hydrant who raised on StartEngine (thou...
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2 0

LD Freeman
25 days ago

I would add Taskrabbit or even Craigslist (albeit with less platform vetting), for additional competition. Agree with William, Matthew, ...
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0

View 1 more reply

Brett Rimkus
a month ago

Hi. Definitely a valuable service. How is GC different from Angi.com? And, does the contractor uplift the cost of their service to cover t...
Show more

1 0

Rafael Zeitunian
GC Plus • 22 days ago

Hi Brett,
...
Show more

0

Adam Sampson
a month ago

I cannot locate your Form C. What was your revenue 2022, H1 of 2023?

1 0

Rafael Zeitunian
GC Plus • 22 days ago

Hello Adam,
...
Show more

0

Roman Osypenko
a month ago

Our fund invested $100,000 in GC Plus as they have novel AI technology that is on the path to disrupt the home service industry.

1 0

Rafael Zeitunian
GC Plus • a month ago

We would like to extend our sincere gratitude for your unwavering support and trust in GC Plus. Your decision to inves...
Show more

0

Show More Comments

HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Speaker 1 (00:00) Hi, my name is Rafael, and I'm the CEO and co-founder of GC Plus, which stands for Grand Comfort Plus. It is an online mobile marketplace that matches freelance household labor with local demand, allowing consumers to find help with everyday tasks, including plumbing, electrical, HVAC, hand-demand services, and other. From working firsthand as a technician myself, we noticed there was a need to make the process of hiring household labor truly simple and stress-free. That is why we started our first home service business over five years ago. Since then, we successfully developed a product that allows homeowners to connect with home repair specialists and receive a transparent upfront quote in just one click.

Speaker 2 (00:45) Hello, my name is Daniel Curran. I'm a Super Angel investor, ranked number seven on the Forbes list. And today I want to tell you about why I've invested in and backed GC Plus. Rafael and Maxym have the drive and the determination and the experience. The things that I liked about their plan and their execution today is they've come up with an UBIRCH model for a homeowner to book a plumbing job in 60 seconds with one click with an A to Z guaranteed upfront detail quote and a desired booking time. On the plumber side, it enables them to earn up to three times what they earned from their usual job at Rotoruder or some other point of thing. So that's why I'm backing them and helping them raise for their entirety of their venture.

Speaker 1 (01:38) We've also been featured in the top media, raised capital from VC funds that have already connected over 7,000 active homeowners with almost 1,000 home repair technicians.

Speaker 3 (01:48) I remember when I first Bought my home, it needed a lot of work. I was going back and forth on the phone with the technicians trying to figure out a time that worked best for both of us. Recently, I used GC Plus for my home improvements, and I was just amazed at how easy and seamless the whole process was. Gc Plus has been a time and money saver for me, and from now on, I will only use their platform to find the best home service providers in my area.

Speaker 4 (02:13) I came across GC Plus a year ago. I really like their concept. Uber for the home service providers. They have a very user-friendly platform, and all I had to do was create my profile, validate my qualification, and pass a background check. Then open the app and start accepting the jobs in my area. I use GC Plus daily and I am very excited about all the new features they're planning to roll out this year.

Speaker 1 (02:36) Today, we operate nationwide from our headquarters in San Francisco. Our business model is often being compared to Uber, but only in home service sector, which is a $100 billion dollar industry. This is a tremendous market opportunity as homeowners now are spending more on automation and convenience. Join us and let's disrupt the household service industry together.

Homeowner Testimonial

My name is Jennifer and I'm a homeowner in San Francisco. I remember when I first bought my home, it needed a lot of work. I spent dozens of hours researching handymen, plumbers, electricians, and it was just a nightmare. I was going back and forth on the phone with the technicians trying to figure out a time that worked for both of us. The pricing had zero transparency and I was consistently overcharged in the end. Recently, I used GC Plus for my home improvements and I was just amazed at how easy and seamless the whole process was. We instantly got automatched with a home provider and overall it only took three minutes to get a technician scheduled and receive a transparent quote. I selected the day and the time that worked best for me and the job was scheduled. GC Plus has been a time and money saver for me, and from now on I will only use their platform to find the best home service providers in my area.

Technician Testimonial

Hi, my name is Mark, and I work as a plumber in Austin, Texas. As you know, nowadays the world is becoming more digital and virtual. You have companies like Uber, Twitter, Airbnb, and so on. Just having a page or an ad on a classified website is not enough anymore as customers want automation and efficiency. I came across GC Plus a year ago. I really like their concept. Uber for the home service providers. They have a very user friendly platform and all I had to do was create my profile, validate my qualification, and pass a background check, then open the app and start accepting the jobs in my area. Moreover, I don't have to worry about competing with other technicians for the same job or worry about customers not paying after the job is complete. GC Plus offers full automation and pricing transparency and allows me to get paid directly through the app. It is already hard enough being a proprietor so having to do all the marketing, lead generation, and servicing your clients at the same time can be very stressful. GC Plus makes it very efficient and allows me to focus on what I do best. Being a plumber. I use GC Plus daily and I'm very excited about the new features that are planning to roll out this year.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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<u>Minimum and Maximum Investment Amounts</u>

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